S ...)N

PUBLIC

20009282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

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SEC FILE NUMBER
8-69319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LXM USA LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Ave
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S CPAs PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Road	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LXM USA LLP, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

2/25/20

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LXM USA LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

LXM USA LLP
CONTENTS
December 31, 2019

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of LXM USA, LLP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LXM USA, LLP (the "Company") as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LXM USA, LLP as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 25, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

LXM USA LLP
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 353,594
Due from broker	103,500
Accounts receivable(net of allowance for doubtful accounts $19,400)	167,928
Receivable from affiliated entity	125,171
Prepaid expenses	7,700
TOTAL ASSETS	$ 757,893
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable and accrued expenses	$ 51,353
Subordinated debt	75,000
	126,353
PARTNERS' CAPITAL	631,540
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 757,893

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

LXM USA LLP (the "Company") was formed in the State of Delaware as a Limited Liability Partnership ("LLP") on February 15, 2013. The Company's purpose is to carry on a general brokerage and financial business, but more specifically to act as a broker-dealer in marketable securities to its institutional clients. The Company is owned by six individuals who manage a similar business in Europe.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated entity, accounts payable and subordinated debt. The fair value of cash is based upon the bank balance at December 31, 2019. The fair value of accounts receivable, receivable from affiliated entity and accounts payable is estimated by management to approximate their carrying value at December 31, 2019. The fair value of subordinated debt approximates fair value based on market rates of interest available to the Company at December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company maintains an allowance for doubtful accounts of $19,400 as of December 31, 2019 which represents known and inherent risks from customers. Based on the judgement of management this adequately provides for such losses.

INCOME TAXES

The Company is a limited liability partnership and is treated as a pass through entity for income tax reporting purposes. No provision for federal or state income taxes has been made since the Company is not a taxable entity. The partners are individually liable for the taxes on their share of the partnership's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Net Operating loss carryforwards from prior years are substantially higher than the 2019 net income so they will be used to offset taxable income and therefore no provision for UBT is reflected in the statement of operations.

The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has a deferred UBT income tax asset of approximately $47,000 at December 31, 2019 related to net operating loss carry forwards net of the current year net income. A valuation allowance has been established offsetting the $47,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $1,173,000 as of December 31, 2019, which begin to expire in 2033.

NOTE 3 – DUE FROM BROKER

The amount due from broker at December 31, 2019 represents the required clearing deposit pursuant to the Clearing Agreement.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2019, three customers accounted for 84% of the total accounts receivable.

The Company maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdraw if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company's net capital was $405,740 which was $155,740 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.13 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES AND COMMITMENTS

There were no asserted claims or legal proceedings against the Company at December 31, 2019 and during the year then ended. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company had no lease or equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2019 or during the year then ended.

NOTE 7 – RELATED PARTY TRANSACTIONS

SERVICE AGREEMENT

The Company has a service agreement with LXM Finance LLP ("LXMF") a U.K. limited liability partnership and affiliated entity for providing services to institutional investors. The Company had accounts receivable from LXMF at December 31, 2019 of $125,172.

EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement in place with Libra Capital US, Inc. ("Libra") a corporation organized under the laws of Delaware and affiliated entity. Under the agreement, Libra makes services available to the Company without charge. These costs include certain third party technology expenses including Bloomberg for market data feeds and Tradeflex for its trading platform, and the use of the rented office space and office equipment and supplies.

The Company is not responsible or liable, neither directly or indirectly, to Libra, or any other third party entity or vendor, for expenses paid by Libra on behalf of the Company.

SUBORDINATED DEBT

On March 31, 2015 FINRA approved a subordinated loan agreement for $75,000 between the Company and LXMF. The agreement matures on March 31, 2020 and principal is due in full on that date. The loan bears interest at 1.89% which is paid annually. The loan is subordinated to all other liabilities of the Company.

NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2020, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.